Exhibit 99.112

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form 40-F of Titan Mining Corporation (the “Company”) of our report dated March 19, 2025 relating to the consolidated financial statements of the Company as at December 31, 2024 and 2023, and for the years then ended, which appears in Exhibit 99.55 to this Registration Statement on Form 40-F and of our report dated March 21, 2024 relating to the consolidated financial statements of the Company as at December 31, 2023 and 2022, and for the years then ended, which appears in Exhibit 99.2 to this Registration Statement on Form 40-F.

We also consent to the references to us under the heading “Interests of Experts”, which appear in the Annual Information Form for the year ended December 31, 2024, included in Exhibit 99.61, and in the Annual Information Form for the year ended December 31, 2023, included in Exhibit 99.8, to this Registration Statement on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

November 13, 2025